News Release Communiqué de Pressee

Exhibit 99.4
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Isabelle DESMET
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Patricia MARIE
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Paul FLOREN
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Franklin BOITIER
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Christine de CHAMPEAUX
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Philippe GATEAU
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Burkhard REUSS
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Lisa WYLER
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Sandra DANTE
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Interim 2007 dividend of 1 euro per share, an increase of 15%
Paris, September 5, 2007 - The Board of Directors of Total, chaired by Thierry Desmarest, met on September 4, 2007 and approved an interim 2007 dividend of 1 euro per share. This amount is equal to the final dividend paid in May 2007 and represents an increase of 15% compared to the interim dividend paid in November 2006.
The interim 2007 dividend will be paid on November 16, 2007.
Christophe de Margerie, Chief Executive Officer, said:
« The decision to set the interim 2007 dividend at 1 euro per share reflects Total’s confidence in its ability to create value over the long term in the framework of its strategy to pursue profitable organic growth.»
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com